SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2006

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Investments in the Carmóplis and Canto do Amaro fields

( Rio de Janeiro , December 22, 2006 ). - PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA] , a Brazilian international energy company, announces that its Executive Board today approved investments of US$724 million in the Canto do Amaro (US$410 million) and Carmópolis (US$ 314 million) fields in the states of Rio Grande do Norte and Sergipe in Brazil, respectively. These investments will raise daily production from the existing 48 thousand barrels per day (bpd) to 70 thousand bpd in 2012. The planned capital expenditures are part of the Mature Fields Recovery Enhancement Program (RECAGE), the purpose of which is the sustainability of production in mature fields with high rates of return at minimum risk.

The Carmópolis field was discovered in 1963 and represents Petrobras' largest onshore accumulation while Canto do Amaro was discovered in 1985. Production at both fields peaked in 1989 when Canto do Amaro produced 40 thousand bpd and Carmópolis, 27 thousand bpd. The oil produced from the Carmópolis field has a 21º to 23º API and Canto do Amaro a 28º to 40º API.

The investments consist in increasing water injection levels, and upgrading, centralizing and rationalizing installations for injection, production and treatment, with significant scale gains which will result not only in enhanced output but also higher oil reserves. A major drilling program of production and injection wells (367) is to be undertaken, in addition to well conversion or recompletion (1387). Water injection systems will be expanded by 500 thousand bpd. The domestic content of the investments will amount to 90% of total expenditure.

Another benefit arising from the Canto do Amaro Project will be the elimination of effluent disposal since all the water produced will be reinjected into the wells. Currently, in Carmópolis no effluent disposal exists.

http: //www.petrobras.com.br/ri/english

Contacts:

Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 22nd floor
20031-912 – Rio de Janeiro, RJ
(55-21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 22, 2006

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually oc cur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.